Exhibit 99.22

Offer to Exchange the Outstanding
9 5/8% Senior Secured Notes Due 2012
(CUSIP Numbers 443630AA6 and C44255AA2)
for
9 5/8% Senior Secured Exchange Notes Due 2012
of
Hudson Bay Mining and Smelting Co., Limited

To Our Clients:

        We are enclosing herewith a Prospectus, dated August 3, 2005, of Hudson Bay Mining and Smelting Co., Limited ("HBMS"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by HBMS to exchange its 9 5/8% Senior Secured Exchange Notes Due 2012 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 9 5/8% Senior Secured Notes Due 2012 (the "Original Notes") upon the terms and subject to the conditions set forth in the Exchange Offer.

        Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on September 7, 2005 unless extended by HBMS in its sole discretion.

        The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered or accepted for exchange.

        We are the holder of record of Original Notes held by us for your account. Except as otherwise described in the Prospectus under the caption "Exchange Offer—Procedures for Tendering Original Notes" and "Exchange Offer—How to Tender if you are a Beneficial Owner", a tender of such Original Notes can be made only by us as the record holder and pursuant to your instructions. Accordingly, the Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Original Notes held by us for your account.

        We request instructions as to whether you wish to tender any or all of the Original Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. Please so instruct us by completing, executing and returning to us the enclosed Instruction to Registered Holder from Beneficial Holder enclosed herewith. We also request that you confirm with such instruction form that we may on your behalf make the representations contained in the Letter of Transmittal.

        Pursuant to the Letter of Transmittal, each holder of Original Notes will represent to HBMS that (i) any Exchange Notes received by such holder are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder; (ii) such holder will have no arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act; (iii) such holder is not an "affiliate" as defined in Rule 405 under the Securities Act of HudBay Minerals Inc. or, if it is an affiliate, it will comply with the applicable registration and prospectus delivery requirements of the Securities Act, to the extent applicable; (iv) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes; (v) if such holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of such Exchange Notes; and (vi) if such holder is a Canadian resident, that it is eligible to acquire the Exchange Notes pursuant to an available exemption from the prospectus requirements of the securities legislation of that holder's province of residence.

Very truly yours,